Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial
Results for the First Quarter of 2016

-Teleconference to be Held on Friday, May 20, 2016 at 9:00 am EDT–

BEIJING, May 19, 2016 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2016 ended March 31, 2016.

Highlights

Net sales during the first quarter ended March 31, 2016 were RMB62.1 million or US$9.6 million, compared to RMB52.8 million during the same period in 2015, representing an increase of RMB9.3 million or 17.6%.

Net loss attributable to the Company during the first quarter ended March 31, 2016 was RMB12.1 million or US$1.9 million compared to a net loss attributable to the Company of RMB15.0 million during the same period in 2015, representing a decrease of RMB2.9 million.

Basic and diluted net loss per share was RMB0.92 or US$0.14 and RMB1.15 for the three-month period ended March 31, 2016 and 2015, respectively.

Our gross profit was RMB5.6 million or US$0.9 million) for the first quarter ended March 31, 2016, representing a gross margin of 9.0%, as compared to a gross loss margin of 14.8% for the same period in 2015. Correspondingly, the gross margin rate increased by 23.8 percentage points compared to the same period in 2015.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “The first quarter financial results reflected encouraging results in revenues due to sales in specialty films which contributed to an increase in volumes that also led to improved margins despite weakened market conditions due to significant competition which caused oversupply and excess capacity in the marketplace. We believe that our focus on continued innovation and R&D will enable the Company to expand end-user applications and our high-end specialty films while increasing the product portfolio, which we believe will help us to attract new clients and expand relationships with existing customers. We are encouraged by positive trends in sales volume and gross margins that we expect to enable us to weather different industry and economic conditions in the periods ahead.”

First Quarter 2016Results

Net sales during the first quarter ended March 31, 2016 were RMB62.1 million or US$9.6 million, compared to RMB52.8 million, during the same period in 2015, representing an increase of RMB9.3 million or 17.6%, mainly due to the increased sales volume.

In the first quarter of 2016, sales of specialty films were RMB21.8 million or US$3.4 million or 35.0% of our total revenues as compared to RMB15.0 million or 28.5% in the same period of 2015. The increase was largely attributable to the increase in sales volume for dry films and coated films.

Overseas sales were RMB12.5 million or US$1.9 million, or 20.1% of total revenues, compared with RMB13.1 million or 24.8% of total revenues in the first quarter of 2015, representing a decrease of RMB0.6 million or 4.6%. The decrease in overseas sales was mainly due to the reduction of sales price.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2016		% of Total	Three-Month Period Ended March 31, 2015	% of Total
	RMB	US$		RMB
Sales in China	49,632	7,697	79.9%	39,696	75.2%
Sales in other countries	12,515	1,941	20.1%	13,080	24.8%

	62,147	9,638	100.0%	52,776	100.0%

Our gross profit was RMB5.6 million or US$0.9 million for the first quarter ended March 31, 2016, representing a gross margin of 9.0%, as compared to a gross loss margin of 14.8% for the same period in 2015. Correspondingly, gross margin rate increased by 23.8 percentage points compared to the same period in 2015. Our average product sales prices decreased by 2.0% compared to the same period in 2015 while the average cost of goods sold decreased by 22.3% compared to the same period last year, which contributed to the increase in our gross margin compared with the same period in 2015.

Operating expenses for the first quarter ended March 31, 2016 were RMB15.0 million or US$2.3 million, which was RMB6.2 million, or 70.5% higher than the same period in 2015. This increase was mainly due to the accounting treatment that allocated certain amount of fixed overhead from cost of goods sold to general and administrative expense due to the fact that our third production line has not been able to continue its production since April 2015, in addition to the increased allowance for doubtful accounts receivable.

Net loss attributable to the Company during the first quarter ended March 31, 2016 was RMB12.1 million or US$1.9 million compared to net loss attributable to the Company of RMB15.0 million during the same period in 2015, representing a decrease of RMB2.9 million.

Basic and diluted net loss per share was RMB0.92 or US$0.14 and RMB1.15 for the three-month period ended March 31, 2016 and 2015, respectively.

Total shareholders’ equity was RMB307.6 million or US$47.7 million as of March 31, 2016, compared with RMB319.7millionas of December 31, 2015.

As of March 31, 2016, the Company had 13,062,500 basic and diluted ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, May 20, 2016, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 13637379. The replay will be available until June 20, 2016, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company's products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company's financial performance, uncertainty as to the future profitability, uncertainty as to the Company's ability to successfully operate its third BOPET production line, uncertainty as to the Company's ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company's business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2016		December 31, 2015
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	9,429	1,462	14,355
Restricted cash	46,628	7,231	43,215
Accounts and bills receivable, net	21,948	3,404	10,046
Inventories	24,389	3,782	29,574
Advance to suppliers	5,598	868	5,640
Prepayments and other receivables	10,696	1,659	20,334
Deferred tax assets - current	1,812	281	1,438
Total current assets	120,500	18,687	124,602

Plant, properties and equipment, net	431,462	66,914	431,021
Construction in progress	3,895	604	1,700
Lease prepayments, net	17,750	2,753	17,882
Advance to suppliers - long term, net	1,244	193	1,440
Long-term deposit	-	-	-
Other Assets	-	-	11,607
Deferred tax assets - non current	15,460	2,398	15,519

Total assets	590,311	91,549	603,771

LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	3,350	520	3,350
Due to related parties	144,664	22,435	143,080
Accounts payables	30,361	4,709	32,760
Notes payable	87,050	13,500	85,780
Advance from customers	1,898	294	2,247
Accrued expenses and other payables	7,577	1,175	8,682
Obligations under capital leases-current	-	-	302
Total current liabilities	274,900	42,633	276,201

Obligations under capital leases	-	-	-
Long-term loan	3,300	512	3,300
Deferred tax liabilities	5,303	822	5,406

Total liabilities	283,503	43,967	284,907

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,066	13,323
Additional paid-in capital	311,907	48,373	311,907
Statutory reserve	37,441	5,807	37,441
Retained earnings	(56,077)	(8,697)	(44,022)
Cumulative translation adjustment	1,044	162	1,049
Total shareholders’ equity	307,638	47,711	319,698
Non-controlling interest	(830)	(129)	(834)
Total equity	306,808	47,582	318,864
Total liabilities and equity	590,311	91,549	603.711

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2016		2015
	RMB	US$	RMB
Net sales	62,147	9,638	52,776
Cost of sales	56,558	8,771	60,601

Gross margin (loss)	5,589	867	(7,825)

Operating expenses
Selling expenses	2,949	457	3,196
Administrative expenses	12,048	1,868	5,613
Total operating expenses	14,997	2,325	8,809

Operating loss	(9,408)	(1,458)	(16,634)

Other income (expense)
- Interest income	218	34	520
- Interest expense	(1,754)	(272)	(2,331)
- Others (expense) income, net	(1,529)	(237)	4,484

Total other income (expense)	(3,065)	(475)	2,673

Loss before provision for income taxes	(12,473)	(1,933)	(13,961)

Income tax benefit(expense)	418	65	(1,036)

Net loss	(12,055)	(1,868)	(14,997)

Net loss attributable to non-controlling interests	-	-	-
Net loss attributable to the Company	(12,055)	(1,868)	(14,997)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	4	1	-
- Foreign currency translation adjustments attributable to the Company	(5)	(1)	(24)

Comprehensive loss attributable to non-controlling interest	4	1	-
Comprehensive loss attributable to the Company	(12,060)	(1,869)	(15,021)

Loss per share, Basic and diluted	(0.92)	(0.14)	(1.15)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2016		2015
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(12,055)	(1,870)	(14,997)
Adjustments to reconcile net loss to net cash
used in operating activities
- Loss on disposal of property, plant and equipment			4
- Depreciation of property, plant and equipment	10,668	1,654	11,888
- Amortization of intangible assets	131	20	132
- Deferred income taxes	(418)	(65)	1,036
- Bad debt expense	1,723	267	(4,319)
-Inventory provision	(226)	(35)	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(13,623)	(2,113)	2,535
- Inventories	5,411	839	(2,637)
- Advance to suppliers	42	7	4,211
- Prepaid expenses and other current assets	(373)	(58)	(377)
- Accounts payable	(2,399)	(372)	(4,962)
- Accrued expenses and other payables	(1,087)	(169)	1,155
- Advance from customers	(349)	(54)	132
- Tax payable	10,012	1,553	(1,475)

Net cash used in operating activities	(2,543)	(396)	(7,674)

Cash flow from investing activities
Purchases of property, plant and equipment	498	77	22
Restricted cash related to trade finance	(3,414)	(529)	17,084
Advanced to suppliers - non current	196	30	86
Amount change in construction in progress	(2,195)	(340)	(680)
Return of long-term deposit	-	-	21,000

Net cash used in investing activities	(4,915)	(762)	37,512

Cash flow from financing activities
Proceeds from related party	1,583	246	3,993
Payment of capital lease obligation	(302)	(47)	(2,165)
Change in notes payable	1,270	197	(34,159)

Net cash (used in) provided by financing activities	2,551	396	(32,331)

Effect of foreign exchange rate changes	(19)	8	(28)

Net decrease in cash and cash equivalent	(4,926)	(754)	(2,521)

Cash and cash equivalent
At beginning of period/year	14,355	2,216	9,020
At end of period/year	9,429	1,462	6,499

SUPPLEMENTARY DISCLOSURE:
Interest paid	1,754	272	2,331
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,121	329	2,266
Obligations for acquired equipment under capital lease:	-	-	6,397